UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 9/13/12

September 17, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-17-12

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: Walgreen Co.

Dear Mr. Dye:

This is in regard to your letter dated September 13, 2012 concerning the shareholder proposal submitted by the Sisters of St. Francis of Philadelphia for inclusion in Walgreen's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Walgreen therefore withdraws its August 30, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: Tom McCaney
tmccaney@osfphila.org

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

September 13, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) - Shareholder Proposal Submitted by the Sisters of St. Francis of Philadelphia

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated August 30, 2012, requesting the staff's concurrence that Walgreen Co. (the "Company") may exclude the shareholder proposal referenced above from the proxy materials for the Company's January 2013 annual meeting of shareholders.

On September 12, 2012, the proponent's representative, Tom McCaney, submitted to the Company a letter informing the Company's of the proponent's withdrawal of the proposal. A copy of Mr. McCaney's letter is attached. Because the proponent has withdrawn the proposal, the Company also hereby withdraws its request for a no-action letter relating to the proposal.

A copy of this letter also is being provided simultaneously to the proponent and its representative.

If you have any questions or require additional information, please call me at (202) 637-5737.

Sincerely,

Alan L. Dye

Enclosure

cc: Tom McCaney (the Sisters of St. Francis of Philadelphia)
Mark L. Dosier (Walgreen Co.)

\\DC - 700584/000300 - 3491990 v2

EXHIBIT A

September 12, 2012

Thomas J. Sabatino, Jr.
EVP, General Council & Corporate Secretary
Walgreen Company
200 Wilmot Road
Deerfield, IL 60015

Dear Ms. Sabatino:

Please accept this letter as notice of the Sisters of St. Francis of Philadelphia's withdrawal of our resolution on cigarette sales in Walgreens facilities with pharmacies. This proposal was originally submitted with the intention of including it in the 2013 proxy statement.

I appreciate the opportunity to dialogue with you and other ICCR shareholders on this important. If you have any questions, please don't hesitate to contact me by phone at 610-558-7764 or via email at tmccaney@osfphila.org.

Respectfully Yours,

Tom McCaney
Associate Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia

cc: Susan E. Wolf, CEO, Global Covernance Consulting, LLC
Nora Nash, OSF, Sisters of St. Francis of Philadelphia
Michael Crosby, O.F.M. cap., WIMCRI

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(7)
Rule 14a-8(i)(5)
Rule 14a-8(i)(3)

August 30, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) - Shareholder Proposal Submitted by the Sisters of St. Francis of Philadelphia

Ladies and Gentlemen:

On behalf of Walgreen Co. ("Walgreens" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its January 2013 annual meeting of shareholders (the "2013 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") submitted by the Sisters of St. Francis of Philadelphia (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2013 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2013 proxy materials with the Commission on or about November 19, 2012.

THE COMPANY

Walgreens, together with its subsidiaries, operates the largest drugstore chain in the United States, with net sales of $72.2 billion in the fiscal year ended August 31, 2011. The Company's product offerings include, among others, prescription and non-prescription drugs, household products, convenience and fresh foods, personal care products, beauty care products, photofinishing and candy. The Company also offers health and wellness services, including retail, specialty, infusion and respiratory services, mail service, convenient care clinics and worksite clinics.

THE PROPOSAL

The Proposal requests that Walgreens' shareholders approve the following resolution:

"RESOLVED, the Board of Directors create an independent ethics committee to examine the recommendations of the ACPE as they may apply to the continued sale of cigarettes in all Walgreens facilities with pharmacies and report their findings and recommendations within six months of the annual meeting (at reasonable cost)."

BASES FOR EXCLUSION

We believe that the Proposal may be excluded from the Company's 2013 proxy materials under Rule 14a-8(i)(7), Rule 14a-8(i)(5) and Rule 14a-8(i)(3), for the reasons discussed below.

Rule 14a-8(i)(7) – The Proposal Deals With a Matter Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *See Release No. 34-40018* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission indicated that the term "ordinary business" refers to "matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations."

As the Commission explained in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first consideration relates to the "subject matter" of the proposal, in regard to which the Commission indicated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

As discussed below, the Proposal implicates both of the central considerations underlying the ordinary business exclusion. The subject matter of the Proposal deals with issues that are "fundamental to management's ability to run the company on a day-to-day basis." Further, in attempting to impose on the Company's retail operations a merchandising decision relating to a particular product not manufactured by the Company, the Proposal seeks to "micro-manage" the affairs of the Company. Accordingly, the Proposal relates to the Company's ordinary business operations and therefore may be excluded from the Company's 2013 proxy materials pursuant to Rule 14a-8(i)(7). The fact that the Proposal calls on the board of directors to issue a report to shareholders does not affect this conclusion, because the subject matter of the report relates to the Company's ordinary business operations. See *Release No. 34-20091* (Aug. 16, 1983).

A. The subject matter of the Proposal relates to the Company's decision to sell a particular product.

The Proposal would require the board of directors of the Company to create an independent ethics committee which would be charged with preparing a report on the Company's decision to sell cigarettes at its pharmacies. At its core, the Proposal attempts to impose on the Company an obligation to re-examine its decision to sell a particular product. The subject matter of the requested report therefore involves "ordinary business" and is not appropriate for shareholder action at an annual meeting.

Allowing shareholders to dictate the factors that management should consider in making merchandising decisions would inappropriately delegate management's role to shareholders. Decisions regarding product selection inherently involve complex operational and business issues requiring knowledge of such things as the Company's array of product offerings, the shelf space available in the Company's stores, the preferences of the Company's customers, and the product offerings of the Company's competitors. Assessing these and the many other factors that influence the Company's merchandising decisions requires the judgment of the Company's management, which, unlike individual shareholders, is well-positioned to and has the necessary skills, knowledge and resources to make informed decisions on such business and operational matters.

\\DC - 700584/000300 - 3480797 v5

The staff has concurred with this view in repeatedly allowing retailers to exclude, as relating to ordinary business operations, proposals that seek to influence management's decision whether to sell a particular product. *See Wal-Mart Stores, Inc.* (Mar. 24, 2008) (permitting exclusion of a proposal requesting that the board issue a report on the viability of Wal-Mart's UK cage-free egg policy); *PetSmart, Inc.* (Apr. 14, 2006) (permitting exclusion of a proposal requesting that the board issue a report on whether company will stop selling birds in the face of evidence of overpopulation). More specifically, the staff has allowed exclusion under Rule 14a-8(i)(7) of numerous proposals seeking to influence a retailer's decision to sell tobacco or tobacco-related products. *See, e.g., Albertson's, Inc.* (Mar. 23, 2001) and *Walgreen Co.* (Sept. 29, 1997) (proposals that the company discontinue the sale of tobacco and tobacco-related products); *Wal-Mart Stores, Inc.* (Mar. 20, 2001) (proposal that the company discontinue the sale of tobacco and tobacco-related products by the end of the year) and *Albertson's, Inc.* (Mar. 18, 1999) (proposal that the company's board take steps necessary to assure that the company no longer sell, advertise, or promote tobacco products).

In addition to allowing the exclusion of proposals relating to the sale of a particular product, the staff has also routinely allowed the exclusion of proposals calling for the preparation of reports on the sale of particular products, including tobacco products. In two recent examples, the staff permitted exclusion of proposals that were similar to the Proposal. In *CVS Caremark Corporation* (Feb. 25, 2010), the staff permitted exclusion of a proposal that would have required the board of directors to prepare a report detailing how the company is responding to pressures to discourage sales of tobacco products. Similarly, in *Rite Aid Corporation* (Mar. 26, 2009), the staff permitted exclusion of a proposal that would have required the board of directors to prepare a report detailing how the company is responding to pressures to cease sales of tobacco products. The staff has also permitted the exclusion of proposals that do not seek to impose an outright ban on the sale of tobacco products, but instead request that management terminate sales of tobacco unless the company can demonstrate that it is able to implement FDA regulations restricting youth access to tobacco. *See J.C. Penney Company, Inc.* (Mar. 2, 1998); *CVS Corporation* (Mar. 2, 1998); *Rite Aid Corporation* (Mar. 5, 1997) and *Wal-Mart Stores, Inc.* (Mar. 3, 1997).

B. The Proposal would permit shareholders to micro-manage the Company's operations.

The Proposal also is excludable because it seeks to "micro-manage" the Company by probing too deeply into maters of a complex nature upon which the Company's shareholders, as a group, would not be in a position to make an informed judgment. The staff has permitted exclusion of proposals on this ground in a number of circumstances. In *Marriott International, Inc.* (Mar. 17, 2010), for example, the staff permitted exclusion of a proposal requiring the installation, at several test properties, of showerheads that "deliver no more than 1.6 gallons per minute of flow," along with mechanical switches that will allow guests to control the level of water flow. In concurring in the company's view that the proposal was excludable under Rule 14a-8(i)(7), the staff stated that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is

For the Company's most recently completed fiscal year (ended August 31, 2011), sales of cigarettes accounted for substantially less than five percent of each of the Company's gross sales, net earnings and total assets. The Company's primary product classes are prescription and non-prescription drugs (which collectively accounted for approximately 75% of total sales in its most recently completed fiscal year). Cigarettes are only one of more than 15,000 items offered in a typical Company store. The Company (through its Take Care Health Systems subsidiary) also is a manager of worksite health centers and in-store convenient care clinics, with more than 700 locations throughout the United States. In view of the Company's diverse product mix, cigarettes clearly are not otherwise significantly related to the Company's business. *See, e.g., Kmart Corporation* (Mar. 11, 1994).

<u>Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite in Violation of Rule 14a-9</u>

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludible under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004).

The staff has consistently deemed a proposal to be impermissibly vague or indefinite where the proposal calls for the company to adopt, consider or abide by a standard or set of guidelines established by a third party without describing the substantive provisions of the standard or guidelines. In *The Boeing Company* (Feb. 5, 2010), for example, the staff permitted exclusion of a proposal requesting that the company establish a human rights committee charged with following the "Universal Declaration of Human Rights," where the proposal did not contain an adequate description of the declaration or its standards. *See also Exxon Mobil Corp.* (Mar. 21, 2011) (permitting exclusion of a proposal requesting that management prepare a report based upon the "Global Reporting Initiative" guidelines where the proposal did not contain a description of the guidelines); *Johnson & Johnson* (Feb. 7, 2003) (permitting exclusion of a proposal requesting adoption of the Glass Ceiling Commission's business recommendations where the proposal did not contain a description of the recommendations).

The Proposal asks shareholders to vote on a resolution that incorporates a set of third-party recommendations that are not described in the Proposal. Specifically, the Proposal asks the Company's board of directors to create an ethics committee to examine "the recommendations of the ACPE as they may apply to the continued sale of cigarettes." The Proposal makes no attempt to describe the "recommendations of the ACPE". In fact, the only other reference in the Proposal or the supporting statement to the "ACPE" is a bullet point noting that the American Pharmacy Association once urged "the Accreditation Council for Pharmacy Education (ACPE) to agree that college-administered pharmacy experience programs should only use pharmacies that do not

\\DC - 700584/000300 - 3480797 v5

sell tobacco products." Because the Proposal offers no insight into what is meant by the "recommendations of the ACPE," the Company's shareholders would have no way of knowing what standard would govern the committee contemplated by the Proposal, which is a central element of the Proposal.

CONCLUSION

For the reasons state above, it is our view that the Company may exclude the Proposal from its 2013 proxy materials pursuant to Rules 14a-8(i)(7), 14a-8(i)(5) and 14a-8(i)(3). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at Alan.Dye@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

Alan L. Dye

Alan L. Dye

Enclosures

cc: Sisters of St. Francis of Philadelphia
Mark L. Dosier (Walgreen Co.)

\\DC - 700584/000300 - 3480797 v5

Exhibit A

Copy of the Proposal and Related Correspondence

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

July 17, 2012

Thomas J. Sabatino, Jr.
Corporate Secretary
Walgreen Company
200 Wilmot Road
Deerfield, IL 60015

Dear Mr. Sabatino:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Walgreens for many years. As responsible shareholders, we seek to achieve social as well as financial returns on our portfolio. The Walgreen Company Mission Statement includes the line "A destination where health and happiness come together to help people get well, stay well and live well". The sale of cigarettes in our company's stores is in direct conflict of this mission and certainly not reflective of a "provider and advisor of innovative pharmacy and health and wellness solutions".

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder proposal regarding the sale of cigarettes in Walgreens facilities with pharmacies. I submit it for inclusion in the proxy statement for consideration and action by the stockholders at the 2013 annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Tom McCaney, Associate Director, Corporate Social Responsibility. Contact information: 610-716-2766 or tmccaney@osfphila.org.

As verification that we are beneficial owners of common stock in Walgreen Company, I enclose a letter from Northern Trust Company, our portfolio custodian/Record holder, attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully Yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

WHEREAS cigarette smoking has been determined for almost five decades by the Centers for Disease Control and Prevention, every state health department, and numerous public health, medical, pharmacy, nursing, and dental organizations to be the nation's number one avoidable cause of heart disease, cancer, stroke, and emphysema in the United States (the four leading causes of death);

Cigarette smoking accelerates peripheral vascular disease and microvascular damage of diabetes mellitus the most rapidly increasing disease in the United States (resulting in a significant increase blindness, amputations, and impotence);

Cigarette smoking is the principal cause of chronic bronchitis, a leading cause of lost workdays and decreased productivity;

An increasing number of cities, including San Francisco, Boston no longer permit cigarettes to be sold by dispensers of prescription medications because of an inherent conflict of interest of pharmacists as health care professionals. Walgreens has been legally rebuffed and publicly embarrassed in its attempts to oppose these laws;

The United States remains the last country in the industrial world in which cigarettes can be purchased in pharmacies;

The House of Delegates of the American Pharmacy Association (APhA), at its 2010 annual meeting urged;

-- drug store chains and facilities that include pharmacies to discontinue the sale of tobacco products;

-- the federal government and state governments to limit participation in government funded prescription programs to pharmacies that sell tobacco products;

-- state boards of pharmacy to discontinue issuing and renewing licenses to pharmacies that sell tobacco products and to pharmacies that are in facilities that sell tobacco products;

-- colleges of pharmacy to only use pharmacies that do not sell tobacco products as experience sites for their students;

-- the Accreditation Council for Pharmacy Education (ACPE) to agree that college-administered pharmacy experience programs should only use pharmacies that do not sell tobacco products;

-- pharmacists and student pharmacists who are seeking employment opportunities to first consider positions in pharmacies that do not sell tobacco products;

Leading national retail chains with pharmacies such as Wegmans and Target have stopped selling tobacco products (and without harm to the bottom line) because they have determined that such sales to be inimical with the health and well-being of their customers as well as the healthful image these corporations wish to promote;

RESOLVED, the Board of Directors create an independent ethics committee to examine the recommendations of the ACPE as they may apply to the continued sale of cigarettes in all Walgreens facilities with pharmacies and report their findings and recommendations within six months of the annual meeting (at reasonable cost).

SUPPORTING STATEMENT

Walgreens has made solid attempts to enhance and strengthen its image as a health care provider through the establishment of immunization services, diabetic counseling, home health care, and in-store clinics staffed by nurses and physicians. Support for this resolution will show the Company's bottom line truly is the health of its customers over any profits generated from the sale of a lethal product which, if used as intended, will lead to their suffering and death.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

July 9, 2012

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Walgreen Company shares. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President